EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES METALDYNE PERFORMANCE GROUP INC.

	Year Ended December 31,				Successor Period	Predecessor Period
	2016	2015	2014	2013	2012	2012
	(In millions)
Earnings Available for Fixed Charges:
Income (loss) before tax	$135.3	173.9	54.2	92.9	(47.1)	(36.7)
Add: fixed charges included in earnings:
Interest expense	103.5	107.5	99.9	74.7	11.1	25.8
Interest element of rentals	0.8	0.7	0.8	0.8	—	0.4
Total	104.3	108.2	100.7	75.5	11.1	26.2
Total earnings available for fixed charges	$239.6	282.1	154.9	168.4	(36.0)	(10.5)

Fixed Charges:
Fixed charges included in earnings	$104.3	108.2	100.7	75.5	11.1	26.2

Ratio of Earnings to Fixed Charges	2.3	2.6	1.5	2.2	(3.2)	(0.4)
Amount of Deficiency	Not applicable	Not applicable	Not applicable	Not applicable	47.1	36.7